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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April, 2001

                                 ViryaNet Ltd.
                (Translation of registrant's name into English)


                             5 Kiryat Hamada Street
                        Science Based Industries Campus
                          P.O. Box 23052, Har Hotzvim
                            Jerusalem 91230, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]       Form  40-F [ ]
                        -----                -----
          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes [ ]              No [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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               Attached hereto are the Company's press releases as follows:

     (i) Press release, issued April 10, 2001, entitled "ViryaNet Updates First Quarter Expectations."

     (ii) Press release, issued April 12, 2001, entitled "ViryaNet Appoints Al Gabrielli CFO."

     (iii) Press release, issued April 30, 2001, entitled "ViryaNet Reports First Fiscal Quarter Results."

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                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VIRYANET LTD.


Date:    May 3, 2001               By:  /s/ Winfried A. Burke
                                      --------------------------
                                      Name:  Winfried A. Burke
                                      Title: President and Chief
                                             Executive Officer


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                                 Exhibit Index


          Exhibit No.            Description
-------------------------------  ------------------------------------

             99.1                Press release issued by the Company
                                 on April 10, 2001 entitled
                                 "ViryaNet Updates First Quarter
                                 Expectations"

             99.2                Press release issued by the Company
                                 on April 12, 2001 entitled
                                 "ViryaNet Appoints Al Gabrielli CFO"

             99.3                Press release issued by the Company on
                                 April 30, 2001 entitled "ViryaNet Reports
                                 First Fiscal Quarter Results."

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